Contact

www.linkedin.com/in/joshua-mair-cpwp-m-100371207 (LinkedIn)

Top Skills

Facility Management (FM)
Infrastructure
Capital Improvement

Certifications

Certified Public Works Professional-Management (CPWP-M)

Joshua Mair CPWP-M

Assistant City Manager | Managing Partner & Team President of the San Antonio Toros | Serving the Community
San Antonio, Texas Metropolitan Area

Summary

Dynamic and results-driven public administration professional with a Bachelor’s degree in Public Administration and over 25 years of progressive experience in operations and municipal government, including 15 years focused on infrastructure maintenance and now serving as an Assistant City Manager. As Assistant City Manager, I collaborate closely with city leadership to drive strategic initiatives, optimize operational efficiency, and foster community-focused solutions that enhance quality of life.

I bring deep expertise in municipal public works, encompassing planning, maintenance, and construction, paired with a comprehensive understanding of federal, state, and local regulations. Renowned for exceptional analytical skills, I excel at diagnosing organizational challenges, proposing innovative solutions, and leading cross-functional teams to implement impactful changes. My strengths include crafting clear, concise reports, managing budgets with precision, and controlling expenditures to maximize resources.

A proven relationship builder, I cultivate strong partnerships with city officials, employees, contractors, community members, and external agencies to deliver projects that align with community needs. Passionate about driving progress, I am eager to leverage my extensive public works expertise, pursue new certifications, and contribute to vibrant communities' continued success and growth.

Experience

Toros Ownership Group

Managing Partner
October 2025 - Present (8 months)
San Antonio, Texas Metropolitan Area

City of Converse, Texas
Assistant City Manager
August 2025 - Present (10 months)
Converse, Texas, United States

City of Converse
Director or Public Works
March 2023 - August 2025 (2 years 6 months)
Converse, Texas, United States

City of Helotes
Director Of Public Works
October 2010 - March 2023 (12 years 6 months)
United States

Public Works Director   10/10 – Present

City of Helotes   Helotes, TX

Results-driven public works director accountable for handling a broad range of administrative, managerial, and technical responsibilities related to monitoring and supervising the physical facilities of a local community or area. Develops and plans long-term programs as well as analyzes and evaluates public works personnel proposals to foster the growth of the community. Conducts staff evaluations in accordance with departmental requirements and criteria and monitors their staff's and other employees' progress. Oversees, plans, and implements the City's Public Works Department's annual budgets and programs. Establishes the hiring protocol for outside vendors, develops bid specifications, and recommends specific vendors for the particular project.
• Served as the de facto Public Works Director through the process of establishing a public works department from the ground up
• Increased the annual budget of the department from $50k to $2m currently
• Implemented an asset management system to utilize predictive degradation models for prioritizing long-term budgeting priorities such as streets, drainage systems, and park structures as well as equipment
• Served on several professional committees, including the Bexar Regional Watershed Management (BRWM) board as a representative of the Alamo Area Council of Governments (AACOG), and currently as the American Public Works Association's Texas Chapter South Central Branch (APWA) President-Elect.

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Education

University of Phoenix

Bachelor of Applied Science - BASc, Public Administration · (2019 - 2023)

Public Works Institute of Texas

Class 2, Leadership and Management · (November 2016)